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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-234662
November 14, 2019

Alibaba Group Holding Limited

Alibaba Group Holding Limited, or our company, has filed a registration statement on Form F-3, including a base prospectus, with the Securities and Exchange Commission, or the SEC, as well as a preliminary prospectus supplement, or the first prospectus supplement, for the offering to which this free writing prospectus relates. Before you invest, you should read the base prospectus in that registration statement, as supplemented by the first prospectus supplement, our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, excluding Part III, Item 18. Financial Statements of said report, originally filed with the SEC on June 5, 2019; Exhibit 99.1 to our Current Report on Form 6-K, originally furnished to the SEC on November 13, 2019, titled "Updated Part III, Item 18. Financial Statements, from the Company's Annual Report on Form 20-F for the year ended March 31, 2019, as filed with the Securities and Exchange Commission on June 5, 2019"; Exhibit 99.1 to our Current Report on Form 6-K, originally furnished to the SEC on November 13, 2019, titled "Consolidated Financial Statements for the three months ended June 30, 2018 and 2019 — Alibaba Group Holding Limited"; Exhibit 99.2 to our current report on Form 6-K, originally furnished to the SEC on November 13, 2019, titled "Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 — Alibaba Group Holding Limited"; Exhibit 99.1 to our Current Report on Form 6-K, originally furnished to the SEC on November 13, 2019, titled "Alibaba Group Supplemental and Updated Disclosures," other documents that are incorporated by reference into the first prospectus supplement as well as other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the base prospectus, the first prospectus supplement and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you an electronic version of the prospectus, if you request it, (1) by mailing the request to China International Capital Corporation Hong Kong Securities Limited, Attn: Capital Markets Department, 29th Floor, One International Finance Centre 1 Harbour View Street, Central, Hong Kong, or by emailing the request to g_prospectus@cicc.com.cn; or (2) by mailing the request to Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010, or by emailing the request to newyork.prospectus@credit-suisse.com. You may also access our company's most recent prospectus supplement dated November 14, 2019, as filed with the SEC on November 14, 2019, or the second prospectus supplement, by visiting EDGAR on the SEC website at:
https://www.sec.gov/Archives/edgar/data/1577552/000104746919006309/a2240097z424b5.htm.

The following information supplements and updates the information contained in our company's first prospectus supplement dated November 13, 2019, as filed with the SEC on November 13, 2019. This free writing prospectus reflects the following amendments that were made to the first prospectus supplement. All references to page numbers are to page numbers in the second prospectus supplement.

Updated Sections

Appendix I replaces the front cover in its entirety.

Appendix II introduces a new section "Letter from Chairman and CEO" in the second prospectus supplement.

Appendix III replaces the sub-section "Prospectus Supplement Summary — The Global Offering" in its entirety, and corresponding changes were made to the front cover as well as pages S-14, S-18, S-34, S-35, S-36, S-49, S-50 and S-51.

Appendix IV replaces the section "Use of Proceeds" in its entirety, and corresponding changes were made to page S-14, S-18 and S-35.

Appendix V replaces the section "Capitalization" in its entirety.

Appendix VI replaces the section "Dilution" in its entirety.

 APPENDIX I

Front Cover

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-234662

The information in this preliminary prospectus supplement is not complete and may be changed. Neither this preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities, nor does it solicit offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 14, 2019.

Prospectus Supplement
(to Prospectus dated November 13, 2019)

500,000,000 Ordinary Shares

Alibaba Group Holding Limited

We are offering 500,000,000 ordinary shares, par value US$0.000003125 per share, as part of a Global Offering, comprising an international offering of initially 487,500,000 ordinary shares offered hereby, and a Hong Kong public offering of initially 12,500,000 ordinary shares.

Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol "BABA." On November 13, 2019, the last reported trading price of our ADSs on the NYSE was US$182.48 per ADS, or HK$178.50 per ordinary share, based upon an exchange rate of HK$7.8256 to US$1.00. Each ADS represents eight ordinary shares.

The allocation of ordinary shares between the international offering and the Hong Kong public offering is subject to reallocation. For more information, see "Underwriting" beginning on page S-46 of this prospectus supplement. The public offering price in the international offering may differ from the public offering price in the Hong Kong public offering. See "Underwriting — Pricing." The international offering contemplated herein consists of a U.S. offering and a non-U.S. offering made outside the United States in compliance with applicable law. We are paying a registration fee for ordinary shares sold in the United States, as well as for ordinary shares initially offered and sold outside the United States in the Global Offering that may be resold from time to time into the United States.

We have applied to list our ordinary shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, under the stock code "9988."

Investing in the ordinary shares involves a high degree of risk. See the "Risk Factors" beginning on page S-29 of this prospectus supplement.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE HK$            PER ORDINARY SHARE

	Per Ordinary Share	Total

Public offering price	HK$(1)	HK$

Underwriting discounts and commissions(2)	HK$	HK$

Proceeds to us (before expenses)(3)	HK$	HK$

(1)
Equivalent to US$          per ADS, based upon each ADS representing eight ordinary shares and an exchange rate of HK$ to US$1.00.

(2)
See "Underwriting" beginning on page S-46 of this prospectus supplement for additional information regarding total underwriting compensation.

(3)
Includes estimated net proceeds of HK$          from the sale of initially 12,500,000 ordinary shares in the Hong Kong public offering.

We have granted the international underwriters the option, exercisable by China International Capital Corporation Hong Kong Securities Limited and Credit Suisse (Hong Kong) Limited, or the Joint Representatives, on behalf of the international underwriters, to purchase up to an additional 75,000,000 ordinary shares at the public offering price until 30 days after the last day for the lodging of applications under the Hong Kong public offering. Credit Suisse (Hong Kong) Limited expects to enter into a borrowing arrangement with PCIP I Limited, or PCIP I, that is intended to facilitate the settlement of over-allocations. Credit Suisse (Hong Kong) Limited is obligated to return ordinary shares to PCIP I by exercising the option to purchase additional ordinary shares from us or by making purchases in the open market. No fees or other remuneration will be paid by the underwriters to us or PCIP I for the loan of these ordinary shares.

The underwriters expect to deliver the ordinary shares against payment therefor through the facilities of the Central Clearing and Settlement System on or about                    , 2019.

Joint Sponsors, Joint Global Coordinators and Joint Bookrunners
(in alphabetical order)

CICC	Credit Suisse

Joint Global Coordinators and Joint Bookrunners

Citigroup	J.P. Morgan	Morgan Stanley

Prospectus Supplement dated                , 2019.

 APPENDIX II

Letter from Chairman and CEO

 LETTER FROM CHAIRMAN AND CEO

Dear Alibaba Investors,

Thank you for your interest in and support for Alibaba Group. Today we are launching our listing in Hong Kong. As a young company that is only 20 years old, it is a new starting point for Alibaba.

The world is transforming into a digital economy. We are living through an extraordinary era — one full of changes, challenges and opportunities. Against this backdrop, how will Alibaba remain true to our mission and continue to innovate and create value for society, our merchants and consumers, and our shareholders? I would like to share with you our philosophy, our plans and our course of action.

Be a Good Company that Lasts for 102 Years

Alibaba is a company driven by mission, vision and values. The essence of Alibaba's culture comes from our belief in the good of humanity and society. With the advent of the digital economy, we think about what can change and what will remain constant. Upon celebrating our 20th anniversary celebration recently, we took a fresh look at our mission, vision and values.

Our original mission — "to make it easy to do business anywhere" — remains unchanged, but we updated our "102-year" vision to say that we want to be a good company that lasts for 102 years. Alibaba does not seek to be the biggest or the strongest. Rather, we aspire to be a company that does good: brings positive energy to society; takes on greater social responsibility; serves small businesses; and brings appreciation and satisfaction to our employees and shareholders.

At the same time, we refreshed Alibaba's six core values. We replaced the original six concepts with six vintage colloquial phrases, each of which represents a slice of Alibaba's history, with stories that reflect Alibaba's distinctive cultural outlook and the difficult choices we have made along the way. These values are captured in six phrases:

  •
  Customers first, employees second, shareholders third

  •
  Trust makes everything simple

  •
  Change is the only constant

  •
  Today's best performance is tomorrow's baseline

  •
  If not now, when? If not me, who?

  •
  Live seriously, work happily

Alibaba's culture is grounded in our core values, and these have led us from being just a dream to where we are today. No matter how the world changes around us, the only way for us to move forward is to stay true to our mission, vision and values.

A New Business Paradigm in the Digital Economy Era

The hallmark of the digital economy is the ongoing integration between the internet and manufacturing, agricultural, services and the public sector across multiple dimensions. This has prompted the emergence of a new business paradigm that is grounded in the principles of openness, sharing, collaboration and mutual success. It is a departure from the traditional zero-sum business model with a renewed focus on the interests of customers and shared value creation. Digital technology will bring about more inclusive opportunities and more sustainable developments across society. Alibaba is eager to make its own unique contributions in shaping the new business paradigm of the digital economy.

After 20 years of development, Alibaba has transformed from an e-commerce company to the basic infrastructure for the digital economy with an ecosystem that encompasses digital commerce, financial technology, intelligent logistics, cloud computing and big data. With many partners and service providers across the digital economy serving both consumers and enterprises, we have created and stimulated new consumption patterns and at the same time helped enterprises across industries to accomplish their digital transformation. We hope to help tens of thousands of small businesses to blossom, as well as supporting the development of new unicorns and companies on their way to becoming giants.

Our Overall Goal and Strategy for the Future

As we celebrated Alibaba's 20th anniversary in September, we shared our strategic goals for the next five years: serve global consumers, of which more than 1 billion will be Chinese consumers, and facilitate more than RMB 10 trillion of consumption on our platforms. Our longer-term goals by the year 2036 are to serve 2 billion consumers globally, create 100 million jobs, and provide the necessary infrastructure to support 10 million small businesses to become profitable on our platforms.

To realize these goals, we must continue to pursue three strategic pillars: globalization, domestic consumption, and big data powered by cloud computing.

  1.
  Globalization is the future of Alibaba Group. We firmly believe the marriage of digital technology and commerce will bring about unprecedented change that will not be limited by borders. The pervasive application of digital technology in areas such as commerce, finance and logistics will significantly improve the efficiency of trade between different countries and different markets. It will truly help make it easy to do business anywhere in the most literal way.

    We will continue to leverage our go-to-market approach of "Global Buy, Global Sell, Global Pay, Global Delivery and Global Fun" to drive growth and prosperity across the global digital economy.

  2.
  Domestic consumption is the future of China's economy, which is in the process of transitioning from an investment- and export-driven economy into a consumption-led economy. Today on Alibaba's China retail marketplaces, we have 785 million mobile monthly active users. These users are incredibly active and young and represent China's future consumption power.

    The substantial growth potential of domestic consumption is being propelled by China's urbanization, emergence of hundreds of millions of middle-class consumers and the conversion of all consumers into internet users. These trends will provide opportunities for digital technology to create new consumption possibilities.

    Through bringing about diverse supply of products and services, we hope to fulfill the needs of all consumers in all segments. Further, we hope to re-model the supply side through big data and leverage innovation to connect supply directly to the market, thereby stimulating new demand among consumers.

  3.
  Big data and cloud computing are respectively the fuel and engine of the digital economy. The Alibaba digital economy not only generates a continuous flow of data, the application of data intelligence in all aspects of our business enables our ecosystem to grow and prosper. We believe that in the era of the digital economy, productivity will be defined by computing power.

    In the future, all businesses will look like internet companies as big data drive their business decisions and operations. The vast opportunity for Alibaba is not just the upgrade of a particular industry, but rather the transformation of all industries. Therefore, we are fully invested in the development of the Alibaba Business Operating System, which will offer our capabilities in digital commerce, financial technology, intelligent logistics and cloud computing to our customers and partners. Through this, we hope to help them to successfully carry out their digital transformation.

Preservation of Culture and Our Future

Culture is the bedrock of Alibaba, while innovation is in our DNA. In the past ten years, we have developed and practiced a corporate governance model based on a partnership structure. We stand by our partnership system in order to achieve continuity of our culture founded on mission, vision and values.

On September 10th, we completed a comprehensive upgrade of our management team, an important step in our future development. In this fast-changing world, we need to keep innovating and constantly challenge and even disrupt ourselves, and we use the same approach in developing our talent. This is why we seek to identify and promote future shapers, encourage our young people to create and experiment, enable women to take on senior roles within our company, and nurture diversity to advance our globalization.

We will shape an environment that encourages our employees to be socially-conscious and be always curious about the future. We want the world to experience more compassion and optimism because of Alibaba.

Back to Hong Kong

When Alibaba Group went public in 2014, we missed out on Hong Kong with regret. Hong Kong is one of the world's most important financial centers. Over the last few years, there have been many encouraging reforms in Hong Kong's capital market. During this time of ongoing change, we continue to believe that the future of Hong Kong remains bright. We hope we can contribute, in our small way, and participate in the future of Hong Kong.

Thank you once again for supporting and participating in Alibaba's development. We have a saying at Alibaba: "Believing is seeing," and the future belongs to those who "believe in belief." Alibaba will continue to persevere!

Daniel Zhang
Alibaba Group Chairman and Chief Executive Officer

 Appendix III

Prospectus Supplement Summary — The Global Offering

 THE GLOBAL OFFERING

Public Offering Price:	HK$ per ordinary share
The Global Offering:

We are offering 500,000,000 ordinary shares in the Global Offering, comprising an international offering of initially 487,500,000 ordinary shares offered hereby, and a Hong Kong public offering of initially 12,500,000 ordinary shares. The allocation of ordinary shares between the Hong Kong public offering and the international offering is subject to reallocation. For more information, see "Underwriting."

Option to Purchase Additional Ordinary Shares:

We have granted the international underwriters an option, exercisable by the Joint Representatives, on behalf of the international underwriters, until 30 days after the last day for the lodging of applications under the Hong Kong public offering, to purchase up to an additional 75,000,000 ordinary shares at the public offering price. Credit Suisse (Hong Kong) Limited expects to enter into a borrowing arrangement with PCIP I that is intended to facilitate the settlement of over-allocations.

Ordinary Shares Outstanding Immediately After the Global Offering:

21,386,784,264 ordinary shares (or 21,461,784,264 ordinary shares if the Joint Representatives exercise in full, on behalf of the international underwriters, their option to purchase additional ordinary shares), excluding ordinary shares issuable upon the exercise of options or vesting of RSUs outstanding under our share incentive plans as of the date of this prospectus supplement.

Use of Proceeds:

We will determine the offer price for both the international offering and the Hong Kong public offering by reference to, among other factors, the closing price of our ADSs on the last trading day before the pricing of the global offering, which is expected to be on or about November 19, 2019. The maximum offer price for the Hong Kong public offering is HK$188.00, or US$24.02, per ordinary share (equivalent to US$192.19 per ADS). Assuming (i) the offering price is HK$188.00 per ordinary share, (ii) initially 487,500,000 ordinary shares are allocated to the international offering and (iii) initially 12,500,000 ordinary shares are allocated to the Hong Kong public offering, we estimate that we will receive net proceeds from the Global Offering of approximately HK$93,542 million, or US$11,953 million (or approximately HK$107,605 million, or US$13,750 million, if the Joint Representatives exercise in full, on behalf of the international underwriters, their option to purchase additional ordinary shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. No fees or other remuneration will be paid by the underwriters to us or PCIP I for the loan of the ordinary shares discussed above in "Option to Purchase Additional Ordinary Shares." On November 13, 2019, the last reported trading price of our ADSs on the NYSE was US$182.48 per ADS, or HK$178.50 per ordinary share. Each ADS represents eight ordinary shares. On November 8, 2019, the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board for Hong Kong dollars was HK$7.8256 to US$1.00. The above Hong Kong dollar amounts reflect translations from U.S. dollar amounts at this exchange rate. It assumes no adjustment to the allocation of ordinary shares between the international offering and the Hong Kong public offering.

We plan to use the net proceeds we will receive from the Global Offering to facilitate the implementation of our strategies of:
• Driving user growth and engagement;
• Empowering businesses to facilitate digital transformation and improve operational efficiency; and
• Continuing to innovate.
See "Use of Proceeds" and "Principal and Other Shareholders" for more information.

Lock-Up:

We, our directors and executive officers, and SoftBank, have agreed with the underwriters to lock-up restrictions in respect of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, for a period of 90 days after the date of this prospectus supplement, subject to limited exceptions as described under "Shares Eligible for Future Sale" and "Underwriting." As of November 5, 2019, our directors, executive officers and SoftBank held a total of 7,264,911,624 ordinary shares, including ordinary shares that they have the right to acquire within 60 days of November 5, 2019 (representing approximately 34.8% of our ordinary shares then issued and outstanding).

Risk Factors:

You should carefully read "Risk Factors" beginning on page S-29 and the other information included in this prospectus supplement and the accompanying prospectus, the 2019 Annual Report, Exhibit 99.2 to our Current Report on Form 6-K, originally furnished to the SEC on November 13, 2019, titled "Alibaba Group Supplemental and Updated Disclosures", as well as other documents incorporated by reference herein and therein, for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.

Proposed Hong Kong Stock Exchange Code for the Ordinary Shares:	9988
Payment and Settlement	The underwriters expect to deliver the ordinary shares against payment therefor through the facilities of the Central Clearing and Settlement System on or about , 2019.

 APPENDIX IV

Use of Proceeds

 USE OF PROCEEDS

We will determine the offer price for both the international offering and the Hong Kong public offering by reference to, among other factors, the closing price of our ADSs on the last trading day before the pricing of the global offering, which is expected to be on or about November 19, 2019. The maximum offer price for both the Hong Kong public offering is HK$188.00, or US$24.02, per ordinary share (equivalent to US$192.19 per ADS). Assuming (i) the offering price is the indicative offer price of HK$188.00, per ordinary share, (ii) initially 487,500,000 ordinary shares are allocated to the international offering and (iii) initially 12,500,000 ordinary shares are allocated to the Hong Kong public offering, we estimate that we will receive net proceeds from the Global Offering of approximately HK$93,542 million, or US$11,953 million (or approximately HK$107,605 million, or US$13,750 million, if the Joint Representatives exercise in full, on behalf of the international underwriters, their option to purchase additional ordinary shares), after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us. On November 13, 2019, the last reported trading price of our ADSs on the NYSE was US$182.48 per ADS, or HK$178.50 per ordinary share. Each ADS represents eight ordinary shares. On November 8, 2019, the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board for Hong Kong dollars was HK$7.8256 to US$1.00. The above Hong Kong dollar amounts reflect translations from U.S. dollar amounts at this exchange rate.

The public offering price in the international offering may be higher than, or the same as, the public offering price in the Hong Kong public offering. In addition, the allocation of ordinary shares between the Hong Kong public offering and the international offering is subject to reallocation as described in "Underwriting."

We plan to use the net proceeds we will receive from the Global Offering to facilitate the implementation of our strategies:

  •
  Driving user growth and engagement.  We will continue to expand and make available a broad range of products and services across our digital economy. For example, in addition to physical goods sold through our marketplaces, we continue to expand and promote our consumer service offering through our on-demand delivery and local services platform, Ele.me, and online travel platform, Fliggy. We also continue to build out our digital media and entertainment offerings through Youku, one of the leading online video platforms in China, and a number of other distribution and content platforms.

  •
  Empowering businesses to facilitate digital transformation and improve operational efficiency.  We will continue to implement New Retail initiatives, which entail continued investment in cloud computing technologies, supply chain management and sales and marketing systems. These efforts facilitate the integration of online and offline operations, improve operating efficiencies and create better consumer experiences for our enterprise customers and partners.

  •
  Continuing to innovate.  We will invest in order to continue to be an innovator in products and technology as well as an enabler of new business models. For example, it is important for us to continue to invest in and develop new technologies, including machine learning technology and cloud computing technology, to support our own and our customers' businesses.

 APPENDIX V

Capitalization

 CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019:

  •
  on an actual basis; and

  •
  on an adjusted basis giving effect to our issuance and sale in the Global Offering of 500,000,000 ordinary shares, resulting in estimated net proceeds of HK$93,542 million (US$11,953 million), based on the assumed offer price of HK$188.00, or US$24.02, per ordinary share (equivalent to US$192.19 per ADS), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming (i) the Joint Representatives do not exercise, on behalf of the international underwriters, their option to purchase additional ordinary shares and (ii) no adjustment to the allocation of ordinary shares between the Hong Kong public offering and the international offering.

The as adjusted information below is illustrative only. You should read this table in conjunction with, and this table is qualified in its entirety by reference to, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our consolidated financial statements and the related notes included in the financial statements as of March 31, 2018 and 2019, and for each of the three years in the period ended March 31, 2019, reflecting the results of our share subdivision and ADS ratio change in July 2019, included in the Form 6-K of Alibaba Group Holding Limited dated November 13, 2019 and the financial statements as of and for the three months ended September 30, 2019 included in Exhibit 99.2, titled "Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 — Alibaba Group Holding Limited", to the Form 6-K of Alibaba Group Holding Limited dated November 13, 2019, which is incorporated by reference herein.

	As of September 30, 2019
	Actual		As Adjusted
	RMB	US$(1)	RMB	US$
	(in millions except share and per share data)
Long-term debt
Non-current bank borrowings	40,560	5,675	40,560	5,675
Non-current unsecured senior notes	80,962	11,327	80,962	11,327
Total long-term debt	121,522	17,002	121,522	17,002
Total mezzanine equity	7,506	1,050	7,506	1,050
Alibaba Group Holding Limited shareholders' equity
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2019 and September 30, 2019; 20,696,476,576 and 20,865,649,008 shares issued and outstanding as of March 31, 2019 and September 30, 2019, respectively(2)	1	—	1	—
Additional paid in capital	246,073	34,427	329,761	46,135
Subscription receivables	(51)	(7)	(51)	(7)
Statutory reserves	5,581	781	5,581	781
Accumulated other comprehensive income (loss)
Cumulative translation adjustments	(257)	(36)	(257)	(36)
Unrealized gains on interest rate swaps and others	40	6	40	6
Retained earnings	351,412	49,164	351,342	49,154
Total shareholders' equity	602,799	84,335	686,417	96,033

Total capitalization	731,827	102,387	815,445	114,085

Note:

(1)
Translations of U.S. dollars into Hong Kong dollars and from Hong Kong dollars into RMB relating to estimated net proceeds and assumed offering price were made at HK$7.8256 to US$1.00 and HK$1.1187 to RMB1.00, the respective exchange rate on November 8, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, all translations of RMB into U.S. dollars in this "Capitalization" section were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)
Par value per ordinary share and the number of shares have been retrospectively adjusted for the share subdivision and ADS ratio change that were effective on July 30, 2019. See "Prospectus Supplement Summary — Share Split and ADS Ratio Change."

 APPENDIX VI

Dilution

 DILUTION

If you invest in the ordinary shares in the Global Offering, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and our as adjusted net tangible book value per ordinary share after the Global Offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2019 was approximately RMB385,004 million (US$53,864 million), or RMB18.45 (US$2.58) per ordinary share as of that date, and RMB147.61 (US$20.65) per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting as adjusted net tangible book value per ordinary share, after giving effect to the issuance and sale by us of ordinary shares in the Global Offering at an assumed offer price of HK$188.00, or US$24.02, per ordinary share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us from the public offering price per ordinary share, and assuming the Joint Representatives do not exercise, on behalf of the international underwriters, their option to purchase additional ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to the issuance and sale by us of ordinary shares in the Global Offering at an assumed offer price of HK$188.00, or US$24.02, per ordinary share, assuming no adjustment to the allocation of ordinary shares between the Hong Kong public offering and the international offering and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the Joint Representatives do not exercise, on behalf of the international underwriters, their option to purchase additional ordinary shares, our as adjusted net tangible book value as of September 30, 2019 would have been US$65,817 million, or US$3.08 per outstanding ordinary share and US$24.64 per ADS. This represents an immediate increase in net tangible book value of US$0.50 per ordinary share and US$3.99 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$20.94 per ordinary share and US$167.55 per ADS to investors purchasing ordinary shares in the Global Offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
	US$	US$
Actual net tangible book value per ordinary share as of September 30, 2019	2.58	20.65
As adjusted net tangible book value per ordinary share after giving effect to the Global Offering	3.08	24.64
Assumed public offering price per ordinary share	24.02	192.19
Dilution in net tangible book value per ordinary share to new investors in the Global Offering	20.94	167.55

The amount of dilution in net tangible book value to new investors in the Global Offering set forth above is determined after giving effect to the Global Offering from the public offering price per ordinary share.

A US$1.00 increase (decrease) in the assumed offer price of HK$188.00, or US$24.02, per ordinary share would increase (decrease) our as adjusted net tangible book value after giving effect to the Global Offering by US$499 million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to the Global Offering by US$0.02 per ordinary share and US$0.19 per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in the Global Offering by US$0.98 per ordinary share and US$7.81 per ADS, assuming no change to the number of ordinary shares offered by us as set forth on the front cover page of this prospectus supplement, assuming no adjustment to the allocation of ordinary shares between the Hong Kong public offering and the international offering and after deducting estimated underwriting discounts and commissions.

If the Joint Representatives were to exercise in full, on behalf of the international underwriters, their option to purchase an additional 75,000,000 ordinary shares from us, the percentage of our ordinary shares held by existing shareholders would be 97.3%, and the percentage of our ordinary shares held by new investors would be 2.7%.

The discussion and tables above do not reflect any outstanding share options or granted but not yet vested restricted share units. As of September 30, 2019, there are also (i) 50,311,824 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$9.06 per ordinary share; (ii) 527,943,920 granted but not yet vested restricted share units; and (iii) 313,757,016 ordinary shares reserved for future grant under our share incentive plans.

Translations of U.S. dollars into Hong Kong dollars relating to assumed public offering price were made at HK$7.8256 to US$1.00, the exchange rate on November 8, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, all translations of RMB into U.S. dollars in this "Dilution" section were made at RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

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Alibaba Group Holding Limited
Updated Sections
APPENDIX I Front Cover
APPENDIX II Letter from Chairman and CEO
LETTER FROM CHAIRMAN AND CEO
Appendix III Prospectus Supplement Summary — The Global Offering
THE GLOBAL OFFERING
APPENDIX IV Use of Proceeds
USE OF PROCEEDS
APPENDIX V Capitalization
CAPITALIZATION
APPENDIX VI Dilution
DILUTION